mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06854

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance	March 28, 2011
Mail Stop 3030
Securities and Exchange Commission
Washington, D.C. 20549

Re:	mPhase Technologies, Inc.
Preliminary Proxy Statement on Schedule 14A
Correspondence dated March 3, 2011
File No. 000-30202

Dear Mr. Mancuso,

This is in response to your comment letter dated March 17, 2011, regarding the proxy and correspondence submitted by mPhase Technologies, Inc. (the “Company”) on March 3, 2011. Our responses to each of your comments are as follows:

1. We are providing you a paper copy of the letter sent to the Office of Freedom of Information and Privacy Act Operations per Rule 83(c)(3).

2. We have revised the number of shares disclosed in the last paragraph on page 11 as reserved for issuance upon exercise of options, warrants and other convertible debt currently outstanding and funded to read 444,817,083 shares. This number is comprised of 118,093,000 shares in respect of options, 28,418,651shares in respect of warrants, and 298,305,432 shares in respect of other convertible debt. These numbers are consistent with the totals disclosed on page 14 and the funded debt in the table on page 15.

3. We have updated and corrected the stock price set forth in the last paragraph on page 12.

4. We have now inserted into the table on page 13 the disclosure for a private placement of 25,000,000 shares completed late in the quarter ended December 31, 2010, as was intended in accordance with our response to your prior comment 4. This addition reconciles the disclosure in the table with that in the balance sheet of our latest Form10-Q.

5. We have corrected the penultimate paragraph on page 14 to include the revisions noted in our prior letter as follows:

Nevertheless, it is possible such compliance could be challenged in the future by either regulatory agencies or shareholders. In particular, questions regarding the economic risk of JMJ Financial with respect to the collateral required under the secured note delivered by JMJ Financial in payment of the purchase price for the Company’s convertible note could be raised since the secured note contains a prepayment provision allowing JMJ to prepay such note, in full, by returning the convertible note. If a court of law determines that any offer or sale of common stock of the Company received in a conversion by JMJ Financial was not in compliance with Rule 144 then JMJ could be deemed to be an underwriter. The result would be that the Company would have been engaged in a primary offering of common stock through an underwriter in violation of the registration requirements of the Securities Act of 1933, as amended.

Mr. Russell Mancuso
Branch Chief
Division of Corporate Finance

6. In the proxy submitted on March 3, 2011, in an effort to enhance the clarity of the table on page 15, we revised the numbers presented in the Amounts of Funding columns to include only those arrangements with funding remaining, resulting in the exclusion of arrangement #3 in particular. We appreciate now that this has instead generated greater confusion and have therefore returned to our earlier methodology of providing the aggregate amounts of all the outstanding arrangements, whether or not fully funded. We have attached tables itemizing the component arrangements currently presented with valuations as of March 18, 2011 as opposed to those in our prior proxy with valuations as of February 25, 2011. By reverting to this earlier methodology, the amounts set forth in the table are consistent with the disclosure in the following section regarding cash received from the arrangements.

In connection with the foregoing, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Martin S. Smiley
EVP, CFO and General Counsel
mPhase Technologies, Inc.